Exhibit 13.1
RISK FACTORS

An investment in our Series A Preferred Stock involves various risks. You should carefully consider the following risk factors in conjunction with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Series A Preferred Stock. Any of these risks could materially and adversely affect our business, financial condition and results of operations which, in turn, could materially and adversely affect the value of our Series A Preferred Stock, resulting in the loss of some or all of your investment.

Risks Related to Our Business

We may be unable to further develop our CBM projects in the Atlantic Rim, which would have a significant adverse effect on our current growth opportunities.

The largest portion of our anticipated growth and planned capital expenditures are expected to be from properties located in the Atlantic Rim that are covered by the Atlantic Rim EIS. In May 2007, the final Record of Decision for the Atlantic Rim EIS was issued, which allowed us, and other operators in the area, to pursue additional CBM drilling in the Atlantic Rim. That decision was recently appealed and stays have been requested that are attempting to postpone or cancel the commencement of additional drilling in the Atlantic Rim EIS area, and which could ultimately prevent future drilling in this area. We believe our interests in this area hold potential for significant new reserves that we may not be able to replace. If we are unable to pursue our drilling plans in the Atlantic Rim area, we may be required to expend significant financial resources and time to try to find other areas to replace the potential reserves in the Atlantic Rim area, and we can provide no assurances that we will be able to find a suitable replacement, if any. Moreover, we may encounter a number of difficulties when trying to replace the potential inventory of drilling sites currently covered by the Atlantic Rim EIS. See the Risk Factors titled “— We may be unable to find additional reserves, which would adversely impact our revenues” and “— Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities” discussed herein.

We cannot predict the future price of oil and natural gas and an extended decline in prices could hurt our business prospects.

Our revenues, profitability and liquidity are substantially dependent upon prevailing prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. Prices also are affected by actions of federal, state and local agencies, the United States and foreign governments, and international cartels. In addition, sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on our financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond our control.

We could be adversely impacted by a variety of changes in the oil and gas market which are beyond our control.

The marketability of our oil and gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from the sale of production. The availability of markets is beyond our control.

We may be unable to find additional reserves, which would adversely impact our revenues.

Our revenues depend on whether we acquire or find additional reserves. Unless we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. Our planned exploration and development projects may not result in significant additional reserves.

We may be unable to fund our planned capital expenditures.

We spend and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. We have historically addressed our short and long-term liquidity needs through the use of cash flow provided by operating activities, borrowing under bank credit facilities, and the issuance of equity. Without adequate financing we may not be able to successfully execute our operating strategy. The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include:

•	general economic and financial market conditions;

•	oil and natural gas prices; and

•	our market value and operating performance.

We may be unable to execute our operating strategy if we cannot obtain adequate capital. If low oil and natural gas prices, lack of adequate gathering or transportation facilities, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operating activities to decrease, it may limit our borrowing base under our credit facility, and therefore, limit our ability to spend the capital necessary to complete our capital expenditures program.

New government regulation and environmental risks could increase our cost of doing business.

The production and sale of oil and gas are subject to a variety of federal, state and local government regulations. These include:

•	prevention of waste;

•	discharge of materials into the environment;

•	conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations;

•	spacing of wells; and

•	unitization and pooling of properties.

Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. Because current regulations covering our operations are subject to change at any time, and despite our belief that we are in substantial compliance with applicable environmental and other government laws and regulations, we may incur significant costs for compliance in the future.

The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of loss of investment that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

We may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in commercial quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. We cannot predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to:

•	unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks;

•	shortages or delays in the availability of drilling rigs and the delivery of equipment; and

•	loss of circulation of drilling fluids or other conditions.

These factors may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or toxic substances.

Our industry experiences numerous operating hazards that could result in substantial losses, and our insurance coverage may be insufficient to cover these losses.

The exploration, development and operation of oil and gas properties also involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry-operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations which could result in substantial losses.

We maintain insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase. Acts of terrorism and certain potential natural disasters may change our ability to obtain adequate insurance coverage. The occurrence of a significant event that is not fully insured or indemnified against could materially and adversely affect our financial condition and operations.

Our prices may be impacted adversely by new taxes.

The federal, state and local governments in which we operate impose taxes on the oil and gas products we sell. In the past, there has been a significant amount of discussion by legislators and presidential administrations concerning a variety of energy tax proposals. In addition, many states have raised state taxes on energy sources and additional increases may occur. We cannot predict whether any of these measures would have an adverse impact on oil and natural gas prices.

Our reserves and future net revenues may differ significantly from our estimates.

The annual estimates of reserves and future net revenues are not exact and are based on many variable and uncertain factors; therefore, the estimates may vary substantially from the actual amounts depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the estimated amounts. In addition, estimates of reserves are extremely sensitive to the market prices for oil and gas.

Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.

We could be subject to significant liabilities related to acquisitions. The successful acquisition of producing and non-producing properties requires an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. Further, even a detailed review of all properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed. We cannot assure you that our future acquisition activity will not result in disappointing results.

In addition, there is strong competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs of rigs, equipment and supplies are sometimes greater and their availability may be limited. As a result of increasing levels of exploration and production in response to strong prices of crude oil and natural gas, the demand for oilfield services has risen and the costs of these services has increased.

We do not control all of our operations and development projects.

Certain of our business activities are conducted through operating agreements under which we own partial interests in oil and natural gas wells.

If we do not operate wells in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

Since we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas exploration, development and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We depend on key personnel.

We are highly dependent on the services of Stephen H. Hollis, our President and Chief Executive Officer. The loss of Mr. Hollis could have a material adverse effect on us. We carry “key man” life insurance on Mr. Hollis in the amount of $1,000,000. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Risks Relating to This Offering

The Series A Preferred Stock is a new issuance of securities and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series A Preferred Stock has no stated maturity date.

The shares of Series A Preferred Stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. Our shares of Series A Preferred Stock have been accepted for trading on The NASDAQ Capital Market under the symbol “DBLEP”. We expect trading of the Series A Preferred Stock to commence on July 3, 2007, on a when-issued basis. An active trading market for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series A Preferred Stock will be limited. We have been advised by the underwriter that it intends to make a market in the shares, but it is not obligated to do so and may discontinue market-making at any time without notice.

The market value of the Series A Preferred Stock could be substantially affected by various factors.

The trading price of the shares of Series A Preferred Stock may depend on many factors, including:

•	market liquidity;

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of the Series A Preferred Stock to go down.

We could be prevented from paying dividends on the Series A Preferred Stock.

You will only receive cash dividends on the Series A Preferred Stock if we have funds legally available for the payment of dividends and such payment is not restricted or prohibited by law or any documents governing our indebtedness. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series A Preferred Stock when payable. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. Accordingly, there is no guarantee that we will be able to pay any cash dividends on our Series A Preferred Stock. Furthermore, in some circumstances, we may pay dividends in stock rather than cash, and our stock price may be depressed at such time.

Investors should not expect us to redeem the Series A Preferred Stock on the date the Series A Preferred Stock becomes redeemable or on any particular date afterwards.

The shares of Series A Preferred Stock are perpetual equity securities. The shares of Series A Preferred Stock have no maturity or mandatory redemption date and are not redeemable at the option of investors. By its terms, the Series A Preferred Stock may be redeemed by us at our option either in whole or in part at any time on or after June 30, 2012. Any decision we may make at any time to redeem the Series A Preferred Stock will depend upon, among other things, our evaluation of our capital position, including the composition of our stockholders’ equity and general market conditions at that time.

We or our successor may not have sufficient funds available to redeem the Series A Preferred Stock after a Change of Ownership or Control.

Under the terms of our Series A Preferred Stock, within 90 days after the date on which a Change of Ownership or Control has occurred we (or the acquiring entity) are required to redeem all of the Series A Preferred Stock for cash at a specified redemption price, plus accrued and unpaid dividends, up to the redemption date, unless the acquiror is a Qualifying Public Company. For the complete definition of “Change of Ownership or Control” and “Qualifying Public Company” please see “Description of the Series A Preferred Stock — Redemption — Special Redemption upon Change of Ownership of Control” on page S-26 of this prospectus supplement.

If we do not have sufficient funding for such redemption or if we or our successor is contractually restricted from redeeming the Series A Preferred Stock, the redemption will not occur, and holders of Series A Preferred Stock will be required to seek legal recourse to obtain such redemption.

The Series A Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series A Preferred Stock has not been rated by any nationally recognized statistical rating organization. In addition, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series A Preferred Stock will be subordinated to all of our existing and future debt and all future capital stock designated as senior to the Series A Preferred Stock. As of March 31, 2007, our total indebtedness was approximately $8.9 million. We may also incur additional indebtedness in the future to finance potential acquisitions or the development of new properties, and the terms of the Series A Preferred Stock do not require us to obtain the approval of the holders of the Series A Preferred Stock prior to incurring additional indebtedness. As a result, our existing and future indebtedness may be subject to restrictive covenants or other provisions that may prevent payment on our Series A Preferred Stock or may otherwise limit our ability to make dividend or liquidation payments on our Series A Preferred Stock. Upon our liquidation, our obligations to our creditors would rank senior to our Series A Preferred Stock and would be required to be paid before any payments could be made to holders of our Series A Preferred Stock.

Holders of Series A Preferred Stock have limited voting rights.

Except as expressly stated in the articles supplementary governing the Series A Preferred Stock, as a holder of Series A Preferred Stock, you will not have any relative, participating, optional or other special voting rights and powers and your approval will not be required for the taking of any corporate action. For example, your approval would not be required for any merger or consolidation in which we are involved or sale of all or substantially all of our assets, except to the extent that such transaction materially adversely changes the express power, preferences, rights or privileges of the holders of Series A Preferred Stock. See “Description of the Series A Preferred Stock — Voting Rights.”

Future offerings of preferred stock may adversely affect the value of our Series A Preferred Stock.

Our Articles of Incorporation, as amended, authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue additional shares of Series A Preferred Stock and/or other classes of preferred shares that would rank senior to the Series A Preferred Stock as to dividend rights or rights upon liquidation, winding up, or dissolution. The issuance of additional preferred shares on parity with or senior to our Series A Preferred Stock would dilute the interests of the holders of Series A Preferred Stock and any issuance of preferred stock that is senior to the Series A Preferred Stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock contains any provisions affording the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series A Preferred Stock, so long as the terms and rights of the holders of Series A Preferred Stock are not materially and adversely changed.

You may be required to use other sources of funds to pay income taxes in respect of dividends received, or deemed to be received, on the Series A Preferred Stock in certain circumstances.

If we are required to pay dividends on the Series A Preferred Stock in shares of our common stock or additional shares of Series A Preferred Stock and this stock is not marketable at such time, you will be required to satisfy your income tax liability with respect to such dividends from other sources.

We plan to take the position that there is no “original issue discount” associated with the potential redemption premium payable in connection with certain “Changes of Ownership or Control,” as described in this prospectus supplement. However, if the Internal Revenue Service disagrees with our position, you may be required to report as income the deemed distribution to you of a portion of the redemption premium, irrespective of whether it is paid by us.

For additional information concerning these matters, see “Description of U.S. Federal Income Tax Considerations.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $33.0 million, or approximately $38.0 million if the underwriter exercises its option to purchase additional shares of Series A Preferred Stock in full, after deducting the underwriting discounts, commissions and advisory fees and estimated expenses of the offering payable by us.

We intend to use the net proceeds from this offering to (i) reduce indebtedness under our revolving bank facility, which was approximately $16 million at June 25, 2007 (which will permit additional borrowings in the future under the terms of our bank credit facility), (ii) fund drilling and development of our Atlantic Rim properties when and if those properties become available for development, (iii) fund drilling and development of our Pinedale and other properties, (iv) undertake potential acquisitions and (v) fund other general corporate purposes.

We have borrowed funds under our bank credit facility to fund drilling and development of our properties and for other general corporate purposes. The bank credit facility is a revolving facility that matures on July 31, 2010 and that bears interest at a rate of 1.125% below the prime rate as published in The Wall Street Journal (payable monthly). As of March 31, 2007, the interest rate was 7.125%.